UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 4, 2023

Commission File Number: 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: ANGLOGOLD ASHANTI SHORT FORM ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 June 2023

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

2023 Interim Results Short Form Announcement
for the six months ended 30 June 2023

Johannesburg, 4 August 2023 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) reaffirmed annual guidance as it reported an improved second quarter performance compared to the first three months of the year, underpinned by a 12% increase in production.

Gold production rose to 652,000oz in the second quarter of 2023, versus 584,000oz in the previous three-month period. The stronger second quarter was supported by production and cost improvements across most assets primarily driven by both higher tonnes processed and recovered grades. Total cash costs improved 2% quarter-on-quarter and all-in sustaining costs (“AISC”) improved 4% quarter-on-quarter.

AngloGold Ashanti is taking steps to narrow a value gap with international peers by improving relative costs and the life of its key mines, all while enhancing safety, cash conversion and the delivery of projects. In the past year, the Company added an additional 5Moz of Mineral Resource in Nevada, proposed a joint venture with Gold Fields in Ghana to create Africa’s largest gold mine, and proposed a change in the primary listing for its shares to the New York Stock Exchange (NYSE), the largest global market for investment in gold equities.

“We’re seeing momentum continue to build at our key assets after a steady start to the year and a much improved second quarter,” Chief Executive Officer Alberto Calderon said. “We’re expecting strong operating improvements in the second half.”

First Half Capped by Improved Second Quarter

Following a challenging first quarter of 2023, second-quarter production increased versus the first quarter at Kibali (38%), Geita (21%), AGA Mineração (63%), Serra Grande (47%), Sunrise Dam (8%) and Tropicana (16%). Second quarter production would have been higher were it not for the carbon-in-leach (“CIL”) tank failure at Siguiri, which has since been repaired. Second quarter total cash costs per ounce were 2% lower than in the first quarter of 2023.

Second-quarter total cash costs per ounce rose 8% year-on-year compared with the 16% year-on-year increase in first-quarter total cash costs per ounce.

Obuasi Continues First-Half Ramp-Up

First half production was marginally higher versus the first half of 2022, with a strong production gain from Obuasi supported by steady contributions from Sunrise Dam Geita, Iduapriem and Tropicana. Recovered grades continued their upward trend, increasing 4% year-on-year mainly due to ongoing reinvestment in the portfolio.

The Obuasi gold mine in Ghana continued its ramp-up with a 29% jump in production year-on-year alongside a drop in unit costs as grades and tonnages improved. Obuasi is expected to deliver a stronger second half performance as more material is moved to surface following successful de-bottlenecking of existing infrastructure.

In Brazil, the Cuiabá mine continued to produce gold from its gravity circuit and gold concentrate in line with its plan. Despite second-quarter improvements in production versus the first quarter of 2023, the Brazil portfolio continued to make losses.

Continued Inflationary Impact

Total cash costs per ounce increased 11% from $1,068/oz in the first half of 2022 to $1,189/oz in the first half of 2023, mainly due to costs related to Brazil of $20/oz and the Siguiri CIL tank failure of $22/oz, higher operating costs as a result of sustained inflationary pressures, higher waste stripping costs at Tropicana in line with expectations, lower by-product revenue and volumes in Brazil and Argentina, and higher royalties paid due to higher revenues. The increase was partially offset by weaker foreign exchange rates against the US Dollar and favourable inventory movements. AISC were 12% higher at $1,587/oz in the first half of 2023 compared to $1,418/oz in the first half of 2022, mainly due to higher total cash costs and a planned increase in sustaining capital expenditure.

Basic earnings were $40m, or 10 US cents per share, in the first half of 2023, compared to basic earnings of $298m, or 71 US cents per share, in the same period a year earlier. Basic earnings in the first half of this year were impacted by losses of $141m mainly related to impairments and derecognitions in the Brazil portfolio. Headline earnings of $140m, or 33 US cents per share, in the first half of 2023, compared to $300m, or 71 US cents per share, in the same period a year earlier.

AngloGold Ashanti’s Full Asset Potential review programme, to optimise assets and counter inflation, is making good progress, with highlights including increased underground tonnes mined at Sunrise Dam and Geita, with the former also achieving much improved recoveries.

At Tropicana progress has been made with our decarbonisation strategy. Pacific Energy will build and operate a 62MW wind and solar facility at the site, supplementing the existing natural-gas plant. The project is expected to halve natural gas consumption at the site.

The balance sheet remained robust following the payout of the final 2022 dividend, with liquidity of approximately $2.3bn, including cash and cash equivalents of $0.7bn at the end of June 2023.

FIRST HALF YEAR 2023 HIGHLIGHTS
Annual guidance for 2023 maintained; production and costs expected to improve in second half of 2023

Stronger second quarter production performance, leading to improved cost performance

Recovered grades improved 4% year-on-year mainly due to ongoing reinvestment initiatives

Robust balance sheet; $2.3bn available liquidity, no near-term maturities and 0.74 times adjusted net debt to adjust EBITDA ratio

Obuasi ramp-up drives 29% year-on-year increase in production; Phase 3 at 82% completion

Sunrise Dam showing a marked improvement on the back of the Full Asset Potential review programme

Continued exploration success at Silicon and Merlin deposits in Nevada; conceptual studies underway

Strong safety performance; zero operating fatalities and total recordable injury frequency rate (“TRIFR”) of 0.98 injuries per million hours worked, among best in the industry

Renewable energy project announced at Tropicana expected to halve natural gas consumption at the site

KEY OPERATIONAL AND FINANCIAL FEATURES

•Solid contributions from Obuasi, Sunrise Dam, Geita, Iduapriem and Tropicana drive production of 1.236Moz in H1 2023 vs 1.233Moz in H1 2022

•Total cash costs per ounce of $1,189/oz in H1 2023 vs $1,068/oz in H1 2022, mainly driven by anticipated cost increases as a result of inflationary pressures, higher waste stripping costs at Tropicana, costs related to Brazil and the Siguiri CIL tank failure, partly offset by weaker foreign exchange rates against the US Dollar

•AISC of $1,587/oz in H1 2023 vs $1,418/oz in H1 2022, mainly on increased total cash costs and planned higher sustaining capital expenditure

•Adjusted EBITDA decreased year-on-year from $864m in H1 2022 to $678m in H1 2023; Adjusted EBITDA margin of 32%

•Basic earnings of $40m in H1 2023 from basic earnings of $298m in H1 2022; Headline earnings of $140m in H1 2023 from $300m in H1 2022

•Adjusted net debt of $1,194m at 30 June 2023 vs $878m at 31 December 2022; Adjusted net debt to Adjusted EBITDA ratio of 0.74 times

•Free cash outflow of $205m in H1 2023 compared to an inflow of $471m in H1 2022, which was boosted by legacy payments of $460m from Kibali during H1 2022

•Interim dividend of ZAR 70 cents per share (equivalent 4 US cents per share) declared

GROUP - Key statistics
		Six months	Six months		Year
		ended	ended		ended
		Jun	Jun		Dec
		2023	2022	% Variance	2022
		Reviewed	Reviewed
		US Dollar / Imperial
Operating review
Gold
Produced (1)	- oz (000)	1,236	1,233	—	2,742
Sold (1)	- oz (000)	1,246	1,233	1	2,717

Financial review
Average gold price received per ounce (2)	- $/oz	1,920	1,874	2	1,793
Total cash costs per ounce (2)	- $/oz	1,189	1,068	11	1,024
All-in sustaining costs per ounce (2)	- $/oz	1,587	1,418	12	1,383
All-in costs per ounce (2)	- $/oz	1,835	1,602	15	1,587

Gold income	- $m	2,144	2,090	3	4,388
Cost of sales	- $m	1,749	1,592	10	3,362
Total cash costs	- $m	1,416	1,300	9	2,753
Gross profit	- $m	435	563	(23)	1,133

Profit attributable to equity shareholders	- $m	40	298	(87)	297
	- US cents/share	10	71	(86)	71
Headline earnings	- $m	140	300	(53)	544
	- US cents/share	33	71	(54)	129
Profit before taxation	- $m	77	407	(81)	489
Adjusted EBITDA (2)	- $m	678	864	(22)	1,797
Net cash inflow from operating activities	- $m	293	992	(70)	1,804
Free cash inflow (outflow) (2)	- $m	(205)	471	(144)	657
Total borrowings	- $m	2,091	2,219	(6)	2,169
Adjusted net debt (2)	- $m	1,194	740	61	878
Adjusted net debt to Adjusted EBITDA (2)	- times	0.41	0.37	11	0.42
Total capital expenditure (including equity-accounted joint ventures)	- $m	497	472	5	1,118

(1) Includes gold concentrate from the Cuiabá mine complex sold to third parties
(2) Refer to "Non-GAAP disclosure" following the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2023 and the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2022, for definitions.

$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.127 for the six months ended 30 June 2023 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	70.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	56.00000
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	419,625,244
AngloGold Ashanti’s tax reference number	9640006608

In compliance with the requirements of Strate, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2023
Declaration date	Friday, 4 August
Currency conversion date for Australian dollars and Ghanaian cedis	Monday, 21 August
Last date to trade ordinary shares cum dividend	Tuesday, 22 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 23 August
Ordinary shares trade ex-dividend	Wednesday, 23 August
Record date	Friday, 25 August
Payment date	Friday, 8 September

Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 23 August 2023 and Friday, 25 August 2023, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Monday, 21 August 2023 and Friday, 25 August 2023, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2023
Last date to trade ordinary shares cum dividend	Wednesday, 23 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 23 August
Ordinary shares trade ex-dividend	Thursday, 24 August
Record date	Friday, 25 August
Payment date	Friday, 8 September

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2023
Ex dividend on New York Stock Exchange	Thursday, 24 August
Record date	Friday, 25 August
Approximate date of currency conversion	Friday, 8 September
Approximate payment date of dividend	Monday, 18 September

Assuming an exchange rate of R17.68/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to ca.4 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

2023
Last date to trade and to register GhDSs cum dividend	Wednesday, 23 August
GhDSs trade ex-dividend	Wednesday, 23 August
Record date	Friday, 25 August
Approximate payment date of dividend	Friday, 8 September

Assuming an exchange rate of R1/¢0.5952, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to ca.0.41664 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

This short form announcement (the “Announcement”) is the responsibility of the board of directors of the Company, who certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make the information false, misleading or inaccurate, and that all reasonable enquiries to ascertain such facts have been made.

The Condensed Consolidated Interim Financial Statements for the six months period ended 30 June 2023 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion. A copy of the auditor's review report is available for inspection at the Group's registered office, as well as on the Company’s website at www.anglogoldashanti.com.

The details contained in this Announcement are only a summary of the information in the full announcement containing the detailed Condensed Consolidated Interim Financial Statements and therefore do not contain full details of the Company’s financial position and results of operations or other relevant information about the business for the period under review. Investors and/or shareholders should base any investment decisions on consideration of the full Announcement and are therefore directed to the full announcement available for viewing via the JSE SENS link, provided below, and available on the Company’s website at www.anglogoldashanti.com. The full announcement may be requested by emailing CompanySecretary@Anglogoldashanti.com or by phoning Yatish Chowthee on +27 11 637 6273.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2023/jse/isse/anano/HYJun23.pdf

Johannesburg, South Africa
4 August 2023

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com
General inquiries                             media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080            yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

June 2023 Published : 4 August 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 4, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary